Exhibit 99.1

GasLog Ltd.: Contemplates Issuance of Bonds

GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) is contemplating the issuance of new five year senior unsecured bonds in the Norwegian bond market. Proceeds will be used to partly refinance the Company’s existing bonds maturing in June 2018.

DNB Markets, Nordea Markets and SEB have been appointed as joint lead managers in connection with the potential transaction.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 18 LNG carriers (11 carriers in operation and seven carriers on order) and GasLog has four LNG carriers under its technical management for third parties and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further eight LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Simon Crowe – Chief Financial Officer

Phone: +44 203 388 3116

Jamie Buckland – Head of Investor Relations

Phone: +44 203 388 3116

Email: ir@gaslogltd.com

Cautionary Statement

The Notes will be offered only to non-U.S. persons outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and in a private placement only to “qualified institutional buyers” (as defined under the Securities Act) in the U.S. in a transaction not requiring registration under the Securities Act, subject to prevailing market and other conditions. There is no assurance that the offering will be completed or, if completed, as to the terms on which it is completed. The Notes to be offered have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or unless pursuant to an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This announcement does not constitute and shall not, in any circumstances, constitute a public offering nor an invitation to the public in connection with any offer within the meaning of the Directive 2010/73/EU of the Parliament and Council of November 4, 2003 as implemented by the Member States of the European Economic Area (the “Prospectus Directive”). The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities.

Statements that address activities, events or developments that GasLog Ltd. expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. These forward–looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from those set forth in the forward-looking statements. Please refer to GasLog Ltd.’s Form 20-F filed on 14 March 2016 for a further explanation of important factors that could cause actual events or actual results to differ materially.